Exhibit 99.2

hanarotelecom incorporated
(formerly, HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
AND INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
hanarotelecom incorporated:

We have audited the accompanying consolidated balance sheets of hanarotelecom incorporated (formerly Hanaro Telecom, Inc.) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in its shareholders’ equity and their cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Deloitte HanaAnjin LLC

Seoul, Korea
March 26, 2005

Notice to Readers

This report is effective as of March 26, 2005, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2004		2003		2004	2003
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	168,346	~~W~~	199,548	$162,637	$192,781
Short-term financial instruments (Notes 4 and 5)		193,716		219,872	187,147	212,416
Short-term investment securities (Note 6)		1,121		389	1,083	376
Trade receivables, net of allowance for doubtful accounts of ~~W~~62,216 million in 2004 and ~~W~~37,510 million in 2003		205,600		208,503	198,628	201,433
Short-term loans, net of discount on present value of ~~W~~209 million in 2004 and ~~W~~596 million in 2003 (Note 9)		7,631		14,458	7,372	13,968
Accounts receivable-other, net of allowance for doubtful accounts of ~~W~~55 million in 2004 and ~~W~~2,899 million in 2003		1,306		2,820	1,262	2,724
Accrued income		2,083		6,313	2,012	6,099
Prepaid expenses		13,240		21,935	12,791	21,191
Prepaid income tax		3,037		2,353	2,934	2,273
Advanced payments		26,853		1,577	25,942	1,524
Forward exchange contracts (Note 16)		—		173	—	167
Inventories		1,864		1,295	1,802	1,251

		624,797		679,236	603,610	656,203

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		68		7	66	7
Long-term investment securities (Note 7)		28,816		23,764	27,839	22,958
Investment securities using the equity method (Note 8)		—		9,565	—	9,241
Long-term trade receivables, net of allowance for doubtful accounts of ~~W~~535 million in 2004 and ~~W~~680 million in 2003		1,083		1,038	1,046	1,003
Long-term loans, net of discount on present value of ~~W~~2,709 million in 2004 and ~~W~~2,525 million in 2003 (Note 9)		16,086		13,483	15,541	13,026
Key-money deposits		72,193		43,928	69,745	42,438
Long-term prepaid expenses		12,352		12,893	11,933	12,456
Deferred income tax assets (Note 20)		745		232	720	224
Property and equipment, net (Notes 10, 12, 14 and 23)		2,372,845		2,550,921	2,292,382	2,464,420
Intangibles (Notes 11 and 23)		56,265		51,481	54,357	49,735

		2,560,453		2,707,312	2,473,629	2,615,508

Total Assets	~~W~~	3,185,250	~~W~~	3,386,548	$3,077,239	$3,271,711

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004		2003		2004	2003
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	~~W~~	28,803	~~W~~	32,951	$27,826	$31,834
Other accounts payable		138,443		116,632	133,748	112,677
Short-term borrowings (Note 13)		—		163,000	—	157,473
Advances received		9,983		3,321	9,644	3,208
Accrued expenses		54,307		59,982	52,465	57,948
Withholdings		16,263		21,210	15,712	20,491
Income tax payable		653		179	631	173
Current portion of Asset Backed Securities payable (Note 15)		—		32,510	—	31,408
Current maturities of long-term debt, net of discount on debentures of ~~W~~6,543 million in 2004 and ~~W~~3,476 million in 2003, and present value discount of ~~W~~1,698 million in 2003 (Notes 12 and 14)		413,526		352,226	399,503	340,282
Forward exchange contracts (Note 16)		33,802		—	32,656	—
Interest swap (Note 16)		17,623		13,058	17,025	12,615
Deposits received		1,924		1,781	1,860	1,720

		715,327		796,850	691,070	769,829

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 14)		399,154		242,523	385,619	234,299
Debentures, net (Note 14)		189,518		481,753	183,091	465,417
Long-term obligation under capital leases (Note 12)		32,541		48,570	31,438	46,923
Long-term advances received		13,142		14,315	12,696	13,830
Accrued severance indemnities, net (Note 2)		32,932		23,876	31,815	23,066
Long-term deposits received		23,709		20,711	22,906	20,009
Deferred income tax liabilities (Note 20)		138		47	133	45

		691,134		831,795	667,698	803,589

Total Liabilities		1,406,461		1,628,645	1,358,768	1,573,418

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS’ EQUITY (Note 1):
Capital stock (Note 17)		2,310,676		2,310,676	2,232,322	2,232,322
Paid-in capital in excess of par value		341,033		340,777	329,469	329,221
Other capital surplus		—		(8,557)	—	(8,267)
Accumulated deficit		(859,975)		(871,614)	(830,813)	(842,058)
Capital adjustments:
Stock compensation (Note 18)		7,227		5,916	6,982	5,715
Valuation loss on available-for-sale securities, net (Note 7)		(5,764)		(6,806)	(5,569)	(6,575)
Valuation loss on available-for-sale securities using the equity method		—		(7)	—	(7)
Valuation loss on interest swap (Note 16)		(17,623)		(13,058)	(17,025)	(12,615)
Foreign-based operations translation debit		—		(22)	—	(21)
Minority interests		3,215		598	3,105	578

Total Shareholders’ Equity		1,778,789		1,757,903	1,718,471	1,698,293

Total Liabilities and Shareholders’ Equity	~~W~~	3,185,250	~~W~~	3,386,548	$3,077,239	$3,271,711

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions,				(In thousands,
	except per share amount)				except per share amount)
OPERATING REVENUE (Note 23)	~~W~~	1,449,569	~~W~~	1,383,486	$1,400,414	$1,336,572

OPERATING EXPENSES (Note 19)		1,335,639		1,312,792	1,290,348	1,268,276

OPERATING INCOME		113,930		70,694	110,066	68,296

NON-OPERATING INCOME:
Interest income		18,497		18,465	17,870	17,839
Gain on disposal of short-term investment securities		—		315	—	304
Gains on disposal of long-term investment securities		109		145	105	140
Gain on disposal of property and equipment		885		1,102	855	1,065
Gain on foreign currency transactions		1,404		267	1,356	258
Gain on foreign currency translation		33,823		19	32,676	18
Gain on early redemption of debentures (Note 14)		—		870	—	840
Gain on valuation of forward exchange contracts (Note 16)		—		173	—	167
Gain on transaction of forward exchange contracts (Note 16)		242		343	234	331
Other		7,215		5,273	6,970	5,094

		62,175		26,972	60,066	26,056

NON-OPERATING EXPENSES:
Interest expense (Note 14)		100,882		139,330	97,461	134,605
Asset Backed Securities payable expense (Note 15)		490		9,028	473	8,722
Loss on foreign currency transactions		354		764	342	738
Loss on foreign currency translation		11		138	11	133
Loss on disposal of short-term investment securities		86		2,117	83	2,045
Loss on disposal of long-term investment securities		1		—	1	—
Loss on valuation of trading securities		—		307	—	297
Impairment loss on short-term investment securities (Note 6)		450		940	435	908
Impairment loss on long-term investment securities (Note 7)		2,539		3,385	2,453	3,270
Donations		306		800	296	773
Loss on early redemption of debentures (Note 14)		—		308	—	298
Loss on valuation using the equity method (Note 8)		—		23,142	—	22,357
Loss on disposal of property and equipment		1,246		1,326	1,204	1,281
Loss on disuse of property and equipment (Note 10)		20,726		61,333	20,023	59,253
Loss on valuation of forward exchange contracts (Note 16)		33,975		—	32,823	—
Loss on transaction of forward exchange contracts (Note 16)		173		—	167	—
Impairment loss on intangibles (Note 11)		86		—	83	—
Other (Note 2)		931		15,660	899	15,129

		162,256		258,578	156,754	249,809

ORIDINARY INCOME (LOSS) BEFORE INCOME TAX		13,849		(160,912)	13,378	(155,457)

INCOME TAX EXPENSE (Note 20)		(495)		(302)	(477)	(291)

MINORITY INTEREST SHARE OF INCOME		(308)		(85)	(297)	(81)

NET INCOME (LOSS)	~~W~~	13,046	~~W~~	(161,299)	$12,604	$(155,829)

BASIC AND DILUTED INCOME (LOSS) PER SHARE (Note 2)	~~W~~	28	~~W~~	(502)	$0.03	$(0.48)

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean Won (In millions)
						Retained
	Common		Capital			earnings	Capital		Minority
	stock		surplus			(deficit)	adjustments		interests		Total
Balance at December 31, 2002	~~W~~	1,396,613	~~W~~	689,758	~~W~~	(710,804)	~~W~~	(5,546)	~~W~~	145,477	~~W~~	1,515,498

Issuance of common stock		914,063		(348,173)		—		—		—		565,890
Net loss for 2003		—		—		(161,299)		—		85		(161,214)
Effect of changes in consolidated subsidiaries		—		(808)		489		—		(144,964)		(145,283)
Compensation expense incurred in connection with stock options		—		—		—		1,375		—		1,375
Valuation loss on available-for-sale securities		—		—		—		(2,376)		—		(2,376)
Valuation loss on available-for-sale securities using the equity method		—		(8,557)		—		(7)		—		(8,564)
Loss on valuation of interest swap		—		—		—		(7,425)		—		(7,425)
Foreign-based operations translation credit		—		—		—		2		—		2

Balance at December 31, 2003		2,310,676		332,220		(871,614)		(13,977)		598		1,757,903

Net income for 2004		—		—		13,046		—		308		13,354
Effect of changes in consolidated subsidiaries		—		256		(300)		22		2,309		2,287
Compensation expense incurred in connection with stock options		—		—		—		1,311		—		1,311
Valuation gain on available-for-sale securities		—		—		—		1,042		—		1,042
Effect of changes in the equity method		—		8,557		(1,107)		7		—		7,457
Loss on valuation of interest swap		—		—		—		(4,565)		—		(4,565)

Balance at December 31, 2004	~~W~~	2,310,676	~~W~~	341,033	~~W~~	(859,975)	~~W~~	(16,160)	~~W~~	3,215	~~W~~	1,778,789

Translation into U.S. Dollars (In thousands) (Note 2)		$2,232,322		$329,469		$(830,813)		$(15,612)		$3,105		$1,718,471

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	~~W~~	13,046	~~W~~	(161,299)	$12,604	$(155,829)

Addition of expenses not involving cash outflows:
Stock compensation expense		1,278		1,375	1,235	1,328
Provision for severance indemnities		14,095		13,444	13,617	12,988
Amortization of discount on debentures		10,698		18,857	10,335	18,218
Amortization of discount on long-term debt		4,983		408	4,814	394
Recognition of long-term accrued interest		—		6,171	—	5,962
Employee fringe benefits		1,302		944	1,258	912
Depreciation and amortization		442,312		428,528	427,313	413,997
Loss on foreign currency translation		11		138	11	133
Provision for doubtful accounts		29,933		25,744	28,918	24,871
Loss on valuation of trading securities		—		307	—	297
Loss on disposal of property and equipment		1,246		1,326	1,204	1,281
Impairment loss on short-term investment securities		450		940	435	908
Impairment loss on long-term investment securities		2,539		3,385	2,453	3,270
Loss on disposal of short-term investment securities		86		2,117	83	2,045
Loss on disposal of long-term investment securities		1		—	1	—
Loss on valuation using the equity method		—		23,142	—	22,357
Loss on disuse of property and equipment		20,726		61,333	20,023	59,253
Loss on early redemption of debentures		—		308	—	298
Loss on valuation of forward exchange contract		33,975		—	32,823	—
Impairment loss on intangibles		86		—	83	—
Minority interest income		308		85	297	81
Ordinary development cost and other		548		643	529	623

		564,577		589,195	545,432	569,216

Deduction of revenues not involving cash inflows:
Gain on disposal of short-term investment securities		—		315	—	304
Amortization of present value discount		1,506		2,019	1,455	1,951
Gain on valuation of forward exchange contract		—		173	—	167
Gain on disposal of property and equipment		885		1,102	855	1,065
Gain on disposal of long-term investment securities		109		145	105	140
Gain on foreign currency translation		33,823		19	32,676	18
Gain on early redemption of debentures		—		870	—	840
Other		224		56	217	55

		36,547		4,699	35,308	4,540

Changes in assets and liabilities resulting from operations:
Increase in trade receivables		(24,643)		(37,260)	(23,807)	(35,997)
Decrease in long-term trade receivables		100		—	96	—
Decrease in accounts receivable-other		6,494		2,693	6,274	2,602
Decrease (Increase) in accrued income		4,243		(1,263)	4,099	(1,220)
Decrease (Increase) in prepaid expenses		(1,629)		5,710	(1,574)	5,516
Decrease (Increase) in prepaid income tax		(671)		1,367	(648)	1,321
Increase in advanced payments		(25,529)		(1,370)	(24,663)	(1,324)
Increase in inventories		(30,929)		(32,218)	(29,880)	(31,125)
Increase in forward exchange contract		—		(1,888)	—	(1,824)
Decrease in long-term prepaid expenses		541		1,097	523	1,060
Increase in deferred income tax assets		(402)		(51)	(388)	(49)
Decrease in trade payables		(7,316)		(38,320)	(7,068)	(37,021)

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
Changes in assets and liabilities resulting from operations:
Increase (Decrease) in other accounts payable	~~W~~	20,347	~~W~~	(28,698)	$19,657	$(27,725)
Increase in advances received		4,129		347	3,989	335
Increase (Decrease) in accrued expenses		(6,948)		18,512	(6,712)	17,884
Increase (Decrease) in withholdings		(6,441)		7,314	(6,223)	7,066
Increase (Decrease) in income tax payable		474		(1,436)	458	(1,387)
Decrease in long-term advances received		(1,173)		(1,189)	(1,133)	(1,149)
Increase (Decrease) in deposits received		(77)		893	(74)	863
Increase in long-term deposits received		3,219		1,013	3,110	979
Increase (Decrease) in deferred income tax liabilities		90		(1)	87	(1)
Increase in foreign based operations translation credit		—		2	—	2
Decrease in payments to National Pension		23		140	22	135
Payments of severance indemnities		(5,090)		(15,556)	(4,917)	(15,028)

		(71,188)		(120,162)	(68,772)	(116,087)

Net cash flows provided by operating activities		469,888		303,035	453,956	292,760

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of short-term investment securities		303		34,143	293	32,985
Collection of short-term financial instruments		778,170		842,882	751,782	814,300
Redemption of short-term loans		6,320		6,771	6,106	6,541
Redemption of long-term loans		1,280		2,734	1,237	2,641
Proceeds from disposal of long-term investment securities		9,002		406	8,697	392
Withdrawal of long-term financial instruments		3		—	3	—
Refund of key-money deposits		14,642		18,152	14,145	17,536
Proceeds from disposal of property and equipment		8,218		9,304	7,939	8,989
Withdrawal of severance insurance deposits		99		1,009	96	975
Acquisition of short-term financial instruments		(751,564)		(929,616)	(726,079)	(898,093)
Purchase of short-term investment securities		—		(17,807)	—	(17,203)
Extension of short-term loans		(417)		(614)	(403)	(593)
Purchase of long-term investment securities		(190)		(1,132)	(184)	(1,094)
Acquisition of long-term financial instruments		(131)		(2)	(127)	(2)
Extension of long-term loans		(2,755)		(5,404)	(2,662)	(5,221)
Payment of key-money deposits		(42,083)		(2,324)	(40,656)	(2,245)
Acquisition of investment securities using the equity method		(3,734)		—	(3,607)	—
Acquisition of property and equipment		(212,522)		(196,053)	(205,315)	(189,405)
Payment of intangibles		(12,163)		(13,118)	(11,751)	(12,673)
Payment of severance insurance deposits		(1,659)		(124)	(1,603)	(120)

Net cash flows used in investing activities		(209,181)		(250,793)	(202,089)	(242,290)

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	~~W~~	—	~~W~~	338,000	~~W~~	—	~~W~~	326,538
Proceeds from long-term debt		322,549		148,329		311,611		143,299
Proceed from issuance of debentures		—		261,013		—		252,162
Proceeds from issuance of common stock		—		565,889		—		546,700
Proceeds from long-term deposits received		—		1,487		—		1,437
Repayment of short-term borrowings		(163,000)		(230,000)		(157,473)		(222,201)
Repayment of long-term debt		(421,961)		(1,096,800)		(407,652)		(1,059,608)
Decrease in Asset Backed Securities payable		(32,510)		(122,972)		(31,408)		(118,802)

Net cash flows used in financing activities		(294,922)		(135,054)		(284,922)		(130,475)

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		3,013		(23,758)		2,911		(22,952)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(31,202)		(106,570)		(30,144)		(102,957)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		199,548		306,118		192,781		295,738

CASH AND CASH EQUIVLAENTS, END OF YEAR	~~W~~	168,346	~~W~~	199,548	~~W~~	162,637	~~W~~	192,781

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of long-term loans to current portion	~~W~~	4,759	~~W~~	13,830	$4,598	$13,361
Transfer of inventories to property and equipment		31,480		41,801	30,413	40,384
Transfer of debentures to current portion		306,000		264,688	295,624	255,712
Transfer of long-term debt to current portion		72,956		103,271	70,482	99,769
Transfer of long-term obligation under capital lease to current portion		53,108		87,297	51,307	84,337
Transfer of Asset Backed Securities payable to current portion		—		32,510	—	31,408
Recognition of loss on valuation of available-for-sale securities as capital adjustments		681		3,496	658	3,377
Transfer of construction in progress to property and equipment		70,698		125,045	68,301	120,805
Acquisition of property and equipment under long-term lease obligation		37,731		98,230	36,452	94,899
Transfer of other current liabilities to long-term deposits received		—		17,121	—	16,540

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. GENERAL:

(1) hanarotelecom incorporated

hanarotelecom incorporated (“hanaro”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). hanaro was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, hanaro was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). hanaro issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

hanaro commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 51 counties as of December 31, 2004. On December 12, 2002, hanaro received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004. Also, on January 31, 2005, hanaro’s application for the license to provide wireless broadband (“WiBro”) services was approved by the MIC.

hanaro’s headquarters is located in Joong-Gu, Seoul. hanaro has 26 domestic branches and also has invested in several companies such as Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Hanaro Dream Inc. in order to facilitate and strengthen its services.

hanaro changed its official company name into “hanarotelecom incorporated” from “Hanaro Telecom, Inc.” at the temporary shareholders’ meeting on December 16, 2004.

As of December 31, 2004, the shareholders of hanaro are as follows:

		Percentage of
	Number of shares	ownership (%)
Newbridge Asia HT, L.P.	49,535,799	10.72
AIF II NT, Ltd.	38,456,250	8.32
Korea Investment Trust Co., Ltd.	28,540,408	6.18
AOF NT, Ltd.	24,721,875	5.35
SK Telecom	22,090,000	4.78
United Classic Investment Limited	20,392,746	4.41
Dacom Corporation	14,570,565	3.15
HT Holding IX, L.P.	12,818,750	2.77
Daewoo Securities Co., Ltd.	12,000,000	2.60
Employee stock ownership association	2,673,628	0.58
Others	236,335,159	51.14

	462,135,180	100.00

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of hanaro and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities and entities of which hanaro owns more than 30 percent of the total outstanding voting stock and is the largest shareholder. Significant inter-company accounts and transactions have been eliminated in the consolidation. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

		Ownership
	Year	percentage (%)
Subsidiaries	control was obtained	2004	2003	Primary business
Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management of hanarotelecom incorporated

Hanaro Telephone & Internet Information, Inc.	2002	99.99	99.99	Customer Q & A and service

Hanaro WEB (n) TV	2000	49.00	90.91	Broadcasting & telecommunication

Media Holdings, Inc.	2004	100.00	—	Investment in broadcasting company

Hanaro Telecom America, Inc.	2000	—	100.00	Telecommunication service

Hanaro Dream, Inc.	2004	57.02	37.19	Distribution industry of internet digital contents

hanaro purchased Hanaro Dream, Inc.’s and Media Holdings, Inc.’s stocks during 2004 and included those companies in the consolidated financial statements. hanaro reclassified Dreamline Corp. Inc. into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004, and excluded Hanaro Telecom America, Inc., which is in the process of liquidation and was recognized as impaired, from the consolidated financial statements as of December 31, 2004.

Also, hanaro disposed of stocks of Hanaro Web (n) TV (ownership percentage of 41.91%) to Media Holdings, Inc. during 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company and its domestic subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of ~~W~~1,035.10 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 13-“Troubled Debt Restructurings”, effective from January 1, 2004, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior period.

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to revenue recognition, allowance for doubtful accounts, depreciation, investments in non-listed equity securities and deferred income taxes. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

Revenue Recognition

Revenue related to installation of service and sales of customer premises equipment is recognized when the equipment is delivered and installation is completed. The customer activation fees are recorded as revenues when billed and revenue for local call and high-speed internet access is recognized monthly as the services are provided. Revenue from other services including leased line services are recognized when the services are provided in accordance with the contract terms.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents. Restricted deposits and current portion of long-term deposits are classified as short-term financial instruments.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectivity of individual accounts and historical bad debt experience.

The increase in the provision and allowance is consistent with the Company’s increase in operating revenues.

Changes in allowance for doubtful accounts of trade receivables and accounts receivable-other for the years ended December 31, 2004 and 2003 are as follows (won in millions):

	Amount
	2004		2003
Beginning of year	~~W~~	41,089	~~W~~	21,171
Provision		29,933		25,744
Write-offs		(8,969)		(1,570)
Changes in consolidated subsidiaries		753		(4,256)

End of year	~~W~~	62,806	~~W~~	41,089

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined by the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings, capital surplus or to capital adjustments.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term accounts payable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40~50 years
Machinery	5~15 years
Vehicles and other	4~8 years

hanaro changed the useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the accumulated business experience and the average useful lives used by companies in the same industry. Such changes in accounting estimates increased hanaro’s depreciation by ~~W~~8 million for the year ended December 31, 2004, in comparison with the calculation applying the previous useful lives. The changes in the estimated useful lives are as follows:

	Previous useful lives	Revised useful lives
Buildings and structures	50 years	40 years
Machinery (duct line)	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other	5~8 years	4 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gain and loss on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated Useful Lives
Goodwill	5	years
Industrial property rights	5-10	years
Cable line usage rights	20	years
Land rights	20	years
Development costs	1	years
Other intangibles	3-5	years

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to ~~W~~36,348 million and ~~W~~25,649 million as of December 31, 2004 and 2003, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ~~W~~127 million and ~~W~~149 million as of December 31, 2004 and 2003, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of ~~W~~3,289 million and ~~W~~1,624 million as of December 31, 2004 and 2003, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2004 and 2003 are as follows (won in millions):

	Amount
	2004		2003
Beginning of year	~~W~~	25,649	~~W~~	28,027
Severance payments		(5,090)		(15,556)
Provision		15,116		15,224
Changes in consolidated subsidiaries		673		(2,046)

		36,348		25,649

National Pension Fund for employees		(127)		(149)
Severance insurance deposits		(3,289)		(1,624)

End of year	~~W~~	32,932	~~W~~	23,876

In 2003, the Company paid retirement bonus amounting to ~~W~~4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ~~W~~1,035.00 and ~~W~~1,192.60 to US $1.00 at December 31, 2004 and 2003, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the tax rate in effect at each balance sheet date.

Stock Compensation Expense

The Company values stock options granted in 2004 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

Net Income (Loss) Per Share

Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period.

Basic and diluted income (loss) per share for the years ended December 31, 2004 and 2003 are computed as follows:

	Amount
	2004		2003
Net income (loss) (won in millions)	~~W~~	13,046	~~W~~	(161,299)
Weighted average number of common shares outstanding (In thousands)		462,135		321,310

Basic and diluted income (loss) per share (won)	~~W~~	28	~~W~~	(502)

Bonds with warrants and stock options were not included in computing diluted loss per share in 2004 and 2003, respectively, because their effects were anti-dilutive.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2004		2003
Cash on hand	—	~~W~~	7	~~W~~	5
Current deposits	—		50		—
Passbook accounts	0.1		4,045		3,797
Time deposits	3.35 ~ 3.55		37,000		—
Commercial paper	2.85 ~ 4.1		11,586		194,234
Money Market Funds	3.2 ~ 3.53		96,762		—
Repurchase agreements	3.5		5,000		—
Certificate of deposits	3.4		10,000		—
Money Market Deposit Accounts	2.2 ~ 3.6		3,896		1,512

		~~W~~	168,346	~~W~~	199,548

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2004		2003
Time deposits	2.9 ~ 4.6	~~W~~	144,005	~~W~~	186,120
Repurchase agreements	3.43 ~ 4.7		29,521		7,000
Money Market Deposit Accounts	—		—		26,752
Commercial paper	2.85		5,190		—
Certificate of deposits	3.4 ~ 3.5		15,000		—

		~~W~~	193,716	~~W~~	219,872

(2) Long-term financial instruments as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2004		2003
Deposits for checking accounts	—	~~W~~	68	~~W~~	7

5. RESTRICTED DEPOSITS:

As of December 31, 2004 and 2003, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions).

	Amount
	2004		2003
Short-term financial instruments	~~W~~	117,267	~~W~~	212,272
Long-term financial instruments		68		7

	~~W~~	117,335	~~W~~	212,279

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2004 and 2003 are as follows (won in millions):

	2004				2003
	Acquisition cost		Book value		Acquisition cost		Book value
Trading securities:
Money market funds	~~W~~	—	~~W~~	—	~~W~~	579	~~W~~	273

Held-to-maturity securities:
Collateralized bond obligation		1,570		1,120		1,540		—
Government bonds		1		1		117		116

		1,571		1,121		1,657		116

	~~W~~	1,571	~~W~~	1,121	~~W~~	2,236	~~W~~	389

The Company recorded ~~W~~450 million and ~~W~~940 million of impairment loss on short-term investment securities for the years ended December 31, 2004 and 2003, respectively.

7. LONG-TERM INVESTMENT SECURITIES:

(1)	Long-term investment securities as of December 31, 2004 and 2003 consist of the following (won in millions):

	2004			2003
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount

Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	~~W~~	4,143	0.37	~~W~~	3,764
Summit Technology Co., Ltd.	—		—	0.63		11
Netsecure Technology, Inc.	0.38		18	2.35		108
C.C.S., Inc.	7.22		1,698	7.22		1,894

			5,859			5,777

Non-listed equity securities:
Korea Information Assurance, Inc.	0.47		100	0.47		100
Dreamline Corp.	14.18		16,935	—		—
CCR Inc.	2.08		484	2.08		484
Dauinternet, Inc.	0.71		28	0.71		28
Korea Digital Cable Media Center	4.75		550	12.35		550
others			2,098			3,310

			20,195			4,472

	2004			2003
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Investments in funds:
Engineering Benevolent Association	0.03	~~W~~	14	0.03	~~W~~	14
KDBC Hanaro Interventure Fund	31.00		2,598	31.00		3,100
Others	—		130	—		61

			2,742			3,175

			28,796			13,424

Held-to-maturity securities:
Investments in funds:
Hana Dream Limited Co.	—		—	5.00		1
Hanafos Securitization Specialty Co., Ltd.	—		—	2.00		—

			—			1

Debt securities:
Government and municipal bond			18			16
G.P.S. Korea Inc.			2			2
Hanafos Securitization Specialty Co., Ltd.			—			9,000
Best Pool Securitization Specialty Co., Ltd.			—			201
New KB STAR Guarantee ABS Specialty Co., Ltd.			—			1,120

			20			10,339

			20			10,340

		~~W~~	28,816		~~W~~	23,764

(2) Listed equity securities as of December 31, 2004 and 2003 are as follows (won in millions):

	2004				2003
	Acquisition cost		Fair value		Acquisition cost		Fair value
LG Telecom Co., Ltd.	~~W~~	5,396	~~W~~	4,143	~~W~~	5,396	~~W~~	3,764
Summit Technology Co., Ltd.		—		—		800		11
Netsecure Technology, Inc.		1,399		18		1,399		108
C.C.S., Inc.		4,740		1,698		4,740		1,894

	~~W~~	11,535	~~W~~	5,859	~~W~~	12,335	~~W~~	5,777

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Non-listed equity securities as of December 31, 2004 and 2003 are as follows (won in millions):

	2004						2003
	Acquisition cost		Net asset value		Book Value		Book Value

Korea Information Assurance, Inc.	~~W~~	100	~~W~~	81	~~W~~	100	~~W~~	100
Dreamline Corp.		39,530		18,837		16,935		—
CCR Inc.		1,780		277		484		484
Dauinternet, Inc.		1,100		20		28		28
Korea Digital Cable Media Center		550		469		550		550
Others		8,172		1,351		2,098		3,310

	~~W~~	51,232	~~W~~	21,035	~~W~~	20,195	~~W~~	4,472

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of ~~W~~2,539 million and ~~W~~3,385 million of impairment loss on long-term investment securities charged to current operations for the years ended December 31, 2004 and 2003, respectively.

(4) Debt securities as of December 31, 2004 and 2003 are as follows (won in millions):

	2004				2003
	Acquisition cost		Book value		Acquisition cost		Book value
Government and municipal bonds:	~~W~~	18	~~W~~	18	~~W~~	16	~~W~~	16
Corporate bonds:
G.P.S. Korea Inc.		2		2		2		2
Subordinate debt investments:
Hanafos Securitization Specialty Co., Ltd.		—		—		9,000		9,000
Best Pool Securitization Specialty Co., Ltd.		—		—		450		201
New KB STAR Guarantee ABS Specialty Co., Ltd.		—		—		1,120		1,120

	~~W~~	20	~~W~~	20	~~W~~	10,588	~~W~~	10,339

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of December 31, 2004 and 2003 are as follows (won in millions):

	2004			2003
	Ownership			Ownership
	percentage (%)	Book value		percentage (%)	Book value
Dreamline Corp.	—	~~W~~	—	26.28	~~W~~	9,565

The Company reclassified investment securities of Dreamline Corp. Inc. into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004.

(2) Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

									Changes in
	Acquisition		Net asset		Beginning				consolidated		Capital
2003	cost		value		of period		Loss(*)		subsidiaries		adjustment		Book value
Dreamline Corp.	~~W~~	39,530	~~W~~	24,894	~~W~~	—	~~W~~	(23,142)	~~W~~	41,272	~~W~~	(8,565)	~~W~~	9,565

(*) Loss on valuation using the equity method

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest per annum	2004				2003
	(%)	Short-term		Long-term		Short-term		Long-term
Loans to employees for share ownership	—	~~W~~	4,486	~~W~~	8,634	~~W~~	8,808	~~W~~	4,588
Loans to employees for housing	2.0		1,524		8,450		1,382		8,226
Other	—		128		67		98		41

			6,138		17,151		10,288		12,855
Less: discount on present value			(149)		(2,495)		(401)		(2,069)

		~~W~~	5,989	~~W~~	14,656	~~W~~	9,887	~~W~~	10,786

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the year ended December 31, 2004 are as follows (won in millions):

							Changes in
	Beginning of						consolidated
	year		Increase		Decrease		subsidiaries		End of year
Land	~~W~~	157,962	~~W~~	7,584	~~W~~	—	~~W~~	—	~~W~~	165,546
Buildings		304,749		7,999		177		—		312,571
Structures		246		—		—		—		246
Machinery		3,293,862		259,718		52,121		1,973		3,503,432
Vehicles		431		47		38		—		440
Other		47,009		8,107		9,831		1,150		46,435
Construction in progress		23,848		69,551		70,698		—		22,701
Machinery in transit		61		394		194		—		261

		3,828,168		353,400		133,059		3,123		4,051,632

Less: Accumulated depreciation
Buildings		23,069		8,544		15		—		31,598
Structures		38		13		—		—		51
Machinery		1,228,566		408,119		24,102		273		1,612,856
Vehicles		198		202		38		—		362
Other		25,376		16,384		8,314		474		33,920

		1,277,247		433,262		32,469		747		1,678,787

	~~W~~	2,550,921							~~W~~	2,372,845

Depreciable assets are insured for fire and other casualty losses up to ~~W~~ 2,301,912 million as of December 31, 2004.

The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is ~~W~~ 180,809 million as of December 31, 2004.

The Company recorded ~~W~~ 20,726 million and ~~W~~ 61,333 million of loss on disuse of property and equipment for the years ended December 31, 2004 and 2003, respectively, due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

11. INTANGIBLES:

(1) Changes in intangibles for the year ended December 31, 2004 are as follows (won in millions):

							Changes in
	Beginning						consolidated
	of year		Acquisition		Amortization		subsidiaries		End of year
Goodwill	~~W~~	3,287	~~W~~	6,343	~~W~~	3,855	~~W~~	-	~~W~~	5,775
Industrial property rights		15		1		22		53		47
Cable line usage rights		45,397		4,969		2,609		(9)		47,748
Development costs		2,716		1,375		2,625		—		1,466
Land rights		66		—		4		—		62
Other intangibles		—		347		323		1,143		1,167

	~~W~~	51,481	~~W~~	13,035	~~W~~	9,438	~~W~~	1,187	~~W~~	56,265

The Company recorded ~~W~~ 86 million of impairment on intangibles for the year ended December 31, 2004.

(2)	~~W~~ 3,960 million and ~~W~~ 4,891 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2004 and 2003, respectively.

12. LEASES:

(1)	The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Amount
2005	~~W~~	894
2006		494
2007		75

	~~W~~	1,463

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2004, the acquisition cost of machinery and equipment under capital leases was ~~W~~ 175,336 million and depreciation expense related to these capital leases for the years ended December 31, 2004 and 2003 amount to ~~W~~ 19,719 million and ~~W~~ 20,071 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2004 are as follows (won in millions):

	Amount
Year	Principal		Interest		Total
2005	~~W~~	47,313	~~W~~	3,516	~~W~~	50,829
2006		23,497		1,200		24,697
2007		8,899		226		9,125
2008		145		3		148

		79,854	~~W~~	4,945	~~W~~	84,799

Less: Current portion		(47,313)

	~~W~~	32,541

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2004		2003
General loans	—	~~W~~	—	~~W~~	3,000
Syndication loans	—		—		60,000
Issuance of commercial paper	—		—		100,000

		~~W~~	—	~~W~~	163,000

14. LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of December 31, 2004 and 2003 is as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2004		2003
Information promotion fund	3.78 ~ 7.25	~~W~~	66,651	~~W~~	163,813
General loans	6.99		40,000		55,000
Syndication loans	6.61 ~ 6.80		102,304		24,952
Asset backed loan (ABL)	—		—		25,902

			208,955		269,667
Less: Current portion			(66,756)		(98,970)
Discount on present value			(2,691)		(844)

		~~W~~	139,508	~~W~~	169,853

On April 18, 2002, the Company transferred the beneficiary certificates of ~~W~~ 207,000 million for the trust amount of ~~W~~ 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.(“Hanadream”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to ~~W~~ 207,000 million on April 25, 2002, of which the subordinate loan of ~~W~~ 7,000 million was loaned by the Company and ~~W~~ 200,000 million was loaned by the banks. The proceeds of ~~W~~ 200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of current portion of long-term debt related to this ABL transaction as of December 31, 2003 amounts to ~~W~~ 25,902 million and ~~W~~ 7,538 million was recorded as interest expense for the year ended December 31, 2003.

(2)	Long-term debt in foreign currency as of December 31, 2004 and 2003 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum(%)	U.S. dollars		Won equivalent
	2004	2004	2003	2004		2003
Syndication loans	5.54	$258,568	$63,065	~~W~~	267,618	~~W~~	75,212
Less: Discount on present value		(7,703)	(2,131)		(7,972)		(2,542)

		$250,865	$60,934	~~W~~	259,646	~~W~~	72,670

(3)	Debentures as of December 31, 2004 and 2003 are as follows (won in millions):

	Interest rate per		Amount
	annum (%)	Due	2004		2003
15th	—	2000~2003	~~W~~	-	~~W~~	15,000
17-1st	—	2002~2004		—		60,000
17-2nd	—	2002~2004		—		40,000
19-1st	—	2002~2004		—		80,000
19-2nd	6.00	2002~2005		20,000		20,000
20th	5.42	2002~2005		100,000		100,000
21st	6.00	2002~2005		170,000		170,000
23rd	6.00	2003~2006		190,000		190,000
24th	8.59	2003~2005		16,000		16,000

				496,000		691,000
Less: Current portion				(306,000)		(195,000)
Discount on present value				(482)		(14,247)

			~~W~~	189,518	~~W~~	481,753

On September 2, 2003, the Company early repaid bonds with stock warrants (“18th debenture”) and recorded ~~W~~ 870 million of gain on early redemption of debentures. The warrants on the bonds with stock warrants is US$ 15,000 thousand (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is ~~W~~ 5,000 at an exchange rate of ~~W~~ 1,321.20 to US$1.00.

As of December 31, 2004, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

During 2003, the Company early repaid ~~W~~ 20,000 million of 1st debenture to reduce interest expense burden and recorded ~~W~~ 308 million of loss on early redemption of debentures.

(4)	On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to ~~W~~ 720 billion (won currency loan of ~~W~~ 224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of ~~W~~ 660 billion with a maturity of five years and revolving loan of ~~W~~ 60 billion. The outstanding balance of this syndication loan as of December 31, 2004 is ~~W~~ 369,922 million (long-term debt in local currency of ~~W~~ 102,304 million and long-term debt in foreign currency of ~~W~~ 267,618 million).

In relation to the above syndication loan, the Company’s buildings are pledged as collateral up to ~~W~~ 531,411 million and machinery of which book value is ~~W~~ 1,702,960 million as of September 30, 2004 are provided as assignable mortgage; and some intellectual property rights are pledged as collateral.

(5)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2004 is as follows (won in millions and dollar in thousands):

			Long-term debt		Long-term debt in foreign currency
Year	Debentures		in local currency		U.S. dollar	Won equivalent		Total
2005	~~W~~	306,000	~~W~~	66,756	$—	~~W~~	—	~~W~~	372,756
2006		190,000		37,877	38,785		40,143		268,020
2007		—		50,360	103,427		107,047		157,407
2008		—		52,377	116,356		120,428		172,805
2009		—		1,585	—		—		1,585

	~~W~~	496,000	~~W~~	208,955	$258,568	~~W~~	267,618	~~W~~	972,573

(6)	Other than collateral provided to the syndication loan consortium described in the Note 14(4), property and equipment of ~~W~~ 80,566 million and short-term financial instruments of ~~W~~ 34,410 million are pledged as collateral for short-term borrowings, long-term debt and debentures as of December 31, 2004.

(7)	According to the covenants, debentures of 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment more than the amount of ~~W~~ 750 billion ~ ~~W~~ 1,000 billion in each fiscal year.

15. ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of ~~W~~ 309,000 million for the trust amount of ~~W~~ 341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (“ABS”) amounting to ~~W~~ 309,000 million on October 31, 2001, of which a subordinate debt investment of ~~W~~ 9,000 million was purchased by the Company and ~~W~~ 300,000 million was purchased by third party investors. The proceeds of ~~W~~ 300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed as of December 31, 2004 and ~~W~~ 490 million was recorded as asset backed securities payable expense for the year ended December 31, 2004.

16. DERIVATIVES:

(1)	Swap Contracts

With reference to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded ~~W~~ 17,623 million of valuation loss as capital adjustment and liability as of December 31, 2004 (won in millions and dollar in thousands).

Financial			Fixed rate			Valuation loss on
institution	Contract period	Floating rate (%)	(%)	Contract amount		interest swap
IBK	2002.5~2005.5	Government bond rate+1.95	9.90	~~W~~	100,000	~~W~~	1,496
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		4,556
KDB	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		9,325
KDB	2004.9~2008.11	LIBOR+3.25	6.70		$56,759		2,246

						~~W~~	17,623

(2)	Forward Exchange Contracts

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded ~~W~~ 33,975 million of loss on forward exchange valuation for the year ended December 31, 2004 and ~~W~~ 33,802 million of forward exchange contracts (current liabilities) as of December 31, 2004 (dollar in thousands).

Contract period	Fixed exchange rate		Contract amount
2003.12~2008.11	~~W~~	1,190.00 /$	US$	63,065
2004.2~2008.11	~~W~~	1,166.20 /$		138,744
2004.9~2008.11	~~W~~	1,146.70 /$		56,759

			US$	258,568

Also, the Company recorded ~~W~~ 242 million and ~~W~~ 343 million of gain on transaction of forward exchange contracts for the years ended December 31, 2004 and 2003, respectively, and ~~W~~ 173 million of loss on transaction of forward exchange contracts for the year ended December 31, 2004.

17.	SHAREHOLDERS’ EQUITY:

The Company has authorized 700,000,000 shares of ~~W~~ 5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2004.

18. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2004 are as follows (won in millions):

Grant company	Grant date	Number of shares	Exercise price/share		Methods	Exercise period
hanarotelecom	1999. 3. 1	50,000	~~W~~	5,630	New stock issue	2002.3.1~2007.2.28
incorporated	1999.10. 1	120,000		19,910	New stock issue	2002.10.1~2007.9.30
	2000. 3.17	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17
					New stock issue or
	2004.12.16	19,772,890		5,000	cash payment	2006.12.17~2011.12.16
Hanaro Dream, Inc.	2003.1.16	30,000		8,000	New stock issue	2005.1.16~2007.1.15

hanaro values stock options granted on December 16, 2004 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, hanaro values stock options granted based on the minimum value method (see Note 2). Total compensation expense of ~~W~~16,645 million are allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2004 is ~~W~~1,311 million and ~~W~~7,227 million was recorded as capital adjustment as of December 31, 2004. Also, in relation to the stock options granted in 1999, hanaro did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for hanaro’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced as follows (won in millions, except per share amount):

	2004		2003
Ordinary income (loss)	~~W~~	12,695	~~W~~	(162,657)
Net income (loss)	~~W~~	11,893	~~W~~	(163,044)

Ordinary income (loss) per share	~~W~~	27	~~W~~	(506)
Net income (loss) per share	~~W~~	26	~~W~~	(507)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ~~W~~18,389 million.

19. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2004 and 2003 are as follows (won in millions):

	Amount
	2004		2003
Salaries and wages	~~W~~	103,030	~~W~~	92,370
Provision for severance indemnities		14,095		13,444
Welfare		24,994		19,380
Rent		6,075		14,746
Depreciation		442,312		428,528
Advertising		39,514		27,457
Ordinary research and development cost		3,960		4,891
Utilities		22,023		19,487
Telecommunication equipment lease expenses		140,820		165,716
Bad debt		29,933		25,744
Maintenance		51,451		42,583
Selling expenses		6,791		6,408
Sales commissions		178,380		195,997
Interconnection charges		141,964		131,114
Commissions		68,460		70,859
Outsourcing services		24,722		20,519
Other		37,115		33,549

	~~W~~	1,335,639	~~W~~	1,312,792

20. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7% in 2004 and 2003. Income tax is calculated as follows (won in millions):

	Amount
	2004		2003
Income tax currently payable	~~W~~	806	~~W~~	341
Changes in temporary differences		(311)		(39)

Income tax expense	~~W~~	495	~~W~~	302

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31, 2004 and 2003 are as follows (won in millions):

	Amount
	2004		2003
Accrued severance indemnities	~~W~~	22,154	~~W~~	16,796
Valuation loss on marketable securities		—		307
Bad debts		59,500		37,851
Present value discount		(7,745)		(1,963)
Valuation loss on investment securities		39,489		13,809
Loss on valuation of forward exchange contracts		33,975		—
Forward contracts		—		(173)
Valuation loss on investment securities using the equity method		—		21,400
Loss on disuse of property and equipment		13,840		61,333
Accrued income		(2,067)		(6,313)
Depreciation		1		259
Severance insurance deposits and other		(4,664)		(1,155)

		154,483		142,151
Loss carryforward		703,694		659,846
Less: Temporary differences excluded		(855,970)		(801,373)

		2,207		624

Tax rate (%)		27.5		29.7

Deferred income tax assets, net	~~W~~	607	~~W~~	185

As of December 31, 2004 and 2003, hanaro did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21. RELATED PARTY TRANSACTIONS:

(1)	Significant transactions and outstanding balances with subsidiaries during 2004 and 2003 are as follows (won in millions):

2004	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	183	~~W~~	19,181	~~W~~	1,551	~~W~~	799
Hanaro Telephone & Internet Information, Inc.		13		34,457		—		3,235
Hanaro Web(n)TV		155		3,980		227		176
Hanaro Telecom America, Inc.		—		512		—		—
Hanaro Dream, Inc.		3,300		14,438		636		3,660

	~~W~~	3,651	~~W~~	72,568	~~W~~	2,414	~~W~~	7,870

2004	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	166	~~W~~	20,153	~~W~~	1,522	~~W~~	1,809
Hanaro Telephone & Internet
Information, Inc.		106		28,881		102		1,958
Hanaro Web(n)TV		150		3,153		223		9
Hanaro Telecom America, Inc.		—		6,987		—		623
Dreamline Corporation		3,368		8,646		1,404		469
Hanaro Dream, Inc.		6,013		20,198		583		2,574

	~~W~~	9,803	~~W~~	88,018	~~W~~	3,834	~~W~~	7,442

22. COMMITMENTS AND CONTINGENCIES:

(1)	The Company has been provided US $1,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2)	The Company has provided three blank promissory notes as collateral to KDB Capital Corp. and LG Card Services Corp. in connection with its borrowings and lease agreements.

(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines and telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

23. SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2004 and 2003 is as follows (won in millions):

2004	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	291,186	~~W~~	39,717	~~W~~	985,428	~~W~~	133,238	~~W~~	1,449,569
Operating income (loss)		(23,552)		2,775		150,978		(16,271)		113,930
Tangible and intangible assets		452,215		66,963		1,627,321		282,611		2,429,110
Depreciation and amortization		49,710		8,889		323,676		60,037		442,312

2003	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	248,964	~~W~~	37,992	~~W~~	982,693	~~W~~	113,837	~~W~~	1,383,486
Operating income (loss)		(8,577)		4,986		118,937		(44,652)		70,694
Tangible and intangible assets		558,446		16,652		1,743,778		283,526		2,602,402
Depreciation and amortization		60,298		5,657		315,208		47,365		428,528

24. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

(1)	On February 1, 2005, the Company issued foreign bonds of US $500,000,000 with maturity of seven years at annual interest rate of 7.00% for the repayment of existing debt and the acquisition of Korea Thrunet Co., Ltd. (“Thrunet”).

(2)	At the board of directors’ meeting on February 3, 2005, the Company resolved to acquire Thrunet’s newly issued stock amounting to ~~W~~248,100 million (99,240,000 shares, ~~W~~2,500 per share) and corporate bonds amounting to ~~W~~223,290 million.